# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Decent Holding Inc., CIK 0001958133
CUSIP: G2748R106
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 4th Floor & 5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Yantai, China (F4), 264003
Date of event which requires filing of this statement: 01/22/2025
Filed by CIK 0002076971
Persons authorized to receive notices and communications: 4/F-5/F N. Zone, Dingxin Bldg, Shandong, PRC, Yantai, China (F4), 264000, 86 0535-5247776

## Reporting persons
- Decent Ecolo Limited (CIK 0002076971): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 1,902,000; shared voting power 0; sole dispositive power 1,902,000; shared dispositive power 0; aggregate amount beneficially owned 1,902,000 (5.41% of the class)
  Comment: The percentage reported in Item 13 above is based on a total of 35,171,405 issued and outstanding Class A ordinary shares, par value US$0.0001 per share of Decent Holding Inc. (the "Issuer") (the "Class A Ordinary Shares") as of December 10, 2025, as disclosed in the Issuer's shareholder list on December 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Name of issuer: Decent Holding Inc.
Address of issuer's principal executive offices: 4th Floor & 5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Yantai, China (F4), 264003

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Decent Ecolo Limited (the "Reporting Person") and Dingyan Sun has sole voting and dispositive power over all of the Class A Ordinary Shares held by Decent Ecolo Limited.
Residence or business address: Decent Ecolo Limited. The registered address of Decent limited is Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
Present principal occupation or employment: Decent Ecolo Limited is an investment holding company primarily engaged in acquiring, holding, and managing equity interests in subsidiaries and other investments. It does not engage in direct business operations.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours)
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: Decent Ecolo Limited - British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person is pre IPO shareholder. Decent Ecolo Limited funded its purchase using working capital. Dingyan Sun funded her purchase using personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is a pre-IPO shareholder of the Issuer. The Reporting Person acquired with the intent to exercise control over the Issuer. The Reporting Person intends to continue actively participating in the Issuer's management and strategic direction. Except as set forth herein, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Decent Ecolo Limited, holds 1,902,000 Class A Ordinary Shares of the Issuer. Ms. Dingyan Sun, the Director of Issuer, owns 29.47% of Decent Ecolo Limited. However, pursuant to the organizational documents of Decent Ecolo Limited, Dingyan Sun has sole voting and dispositive power over all of the Class A Ordinary Shares held by Decent Ecolo Limited. As a result of this ownership structure, Ms. Sun is deemed to have sole voting and dispositive power with respect to the shares of the Issuer held Decent Ecolo Limited for purposes of Rule 13d-3 under the Securities Exchange Act of 1934. Collectively, the Class A Ordinary Shares beneficially owned by the Reporting Person represents 5.41 percent of the Class A Ordinary Shares. The foregoing disclosure is based on a total of 35,171,405 issued and outstanding Ordinary Shares, as of December 10, 2025, as disclosed in the Issuer's shareholder list on December 10, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Decent Ecolo Limited

Sole Voting Power: 1,902,000 Class A Ordinary Shares
Ordinary Shares Shared Voting Power: 0
Sole Dispositive Power: 1,902,000 Class A Ordinary Shares
Shared Dispositive Power: 0
Transactions in the class effected during the past sixty days: The Reporting Person have not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the Issuer's securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A - Decent Ecolo -Joint Voting Resolution

## Signatures
- Decent Ecolo Limited: /s/ Dingyan Sun, Dingyan Sun/director (12/18/2025)